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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Endesa, S.A.
(Name of Issuer)
Ordinary Shares, nominal value €1.20
(Title of Class of Securities)
00029274F1
(CUSIP Number)
David Aufhauser, Esq.
UBS AG
299 Park Avenue
New York, NY 10171
(212) 821-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1	Page	2	of	6

1	NAMES OF REPORTING PERSONS: UBS AG (for the benefit of UBS Investment Bank, Wealth Management USA and Global Wealth Management and Business Banking business groups of UBS AG)

	*See Item 5.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK, AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Switzerland

	7	SOLE VOTING POWER:

NUMBER OF		74,112,648

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		74,112,648

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	74,112,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

     CUSIP No. 00029274F1
13D

     Page 3 of 6 Pages

Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on March 9, 2007 (the “Schedule 13D”) by UBS AG (the “Reporting Person”), relating to the ordinary shares, nominal value €1.20 each (the “Shares”), of Endesa, S.A., a corporation organized under the laws of Spain (the “Issuer”). Capitalized terms used herein and not defined have the same meaning assigned thereto under the Schedule 13D.
Item 4. Purpose of Transaction.
     The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:
     On February 27, 2007, Enel entered into a brokerage agreement with UBS Limited pursuant to which UBS Limited acted as Enel’s broker in connection with the acquisition of 105,800,000 Shares by Enel. UBS Limited received a brokerage fee of 0.20% of the aggregate purchase price of the 105,800,000 Shares. This summary is qualified in its entirety by reference to the copy of the brokerage agreement with Enel filed as Exhibit 3 to this Schedule 13D.
     On March 1, 2007, Enel entered into a structuring fee agreement with UBS Limited whereby Enel agreed to a pay a structuring fee in connection with transactions described on Enel SpA’s Schedule 13D that was filed on March 9, 2007 with respect to the Shares of the Issuer. Under this structuring fee agreement, in connection with Enel’s purchase of up to 105,875,210 Shares, Enel agreed to pay to UBS Limited an amount equal to 13.5 basis points multiplied by the total number of Shares purchased by Enel through any share swap transaction multiplied by the average price across all such share swap transactions. Under this structuring fee agreement, in connection with Enel’s purchase of additional Shares in excess of 105,875,210, Enel agreed to pay to UBS Limited an amount equal to 12.5 basis points multiplied by the total number of Shares purchased by Enel through any share swap transaction multiplied by the average price across all such share swap transactions. This summary is qualified in its entirety by reference to the copy of the structuring fee agreement with Enel filed as Exhibit 4 to this Schedule 13D.
     On March 13, 2007, UBS Limited amende d the terms of the Equity Swap by entering into an Amended and Restated Confirmation Agreement with Enel. The amendment affects the provisions regarding the provision of collateral by Enel to UBS Limited, the former agreeing, on a monthly basis for the first three months, to provide cash collateral commensurate with any decline in value of the Shares, and also to provide full collateral cover in the event that it elects to extend the maturity of the Equity Swap beyond three months. This summary is qualified in its entirety by reference to the copy of the Amended and Restated Confirmation Agreement with UBS Limited filed as Exhibit 5 to this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     CUSIP No. 00029274F1
13D

     Page 4 of 6 Pages

     The response set forth in Item 6 of the Schedule 13D is hereby amended by the addition of the paragraphs set forth under Item 4 above.
Item 7. Material to be Filed as Exhibits.
Exhibit 3 Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.l. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.
Exhibit 4 Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.l. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.
Exhibit 5 Amended and Restated Confirmation Agreement dated March 13, 2007, between UBS Limited and Enel Energy Europe S.r.l. (including the ISDA 1992 Master Agreement, which is incorporated by reference into the confirmation).

     CUSIP No. 00029274F1
13D

     Page 5 of 6 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2007	UBS AG

/s/ David Kelly

By: David Kelly
Title: Managing Director

/s/ Edward Buscemi

By: Edward Buscemi
Title: Executive Director

     CUSIP No. 00029274F1
13D

     Page 6 of 6 Pages

Exhibit Index

Exhibit
3	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.l. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.
4	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.l. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.
5	Amended and Restated Confirmation Agreement dated March 13, 2007, between UBS Limited and Enel Energy Europe S.r.l (including the ISDA 1992 Master Agreement, which is incorporated by reference into the confirmation).